SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934


                                 (Amendment No. 3)*



                      Wilshire Financial Services Group, Inc.

                                  (Name of Issuer)

                                    Common Stock

                           (Title of Class of Securities)

                                     971867205

                                   (CUSIP Number)

                                 December 31, 2001

              (Date of Event Which Requires Filing of This Statement)


     Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed:
     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).













     CUSIP: 971867205                                                Page 1 of 8







      1   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Capital Research and Management Company
          95-1411037

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
          INSTRUCTIONS)                                                 (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware


                   5   SOLE VOTING POWER

                       NONE


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       3,959,160
        PERSON
        WITH:

                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,959,160   Beneficial ownership disclaimed pursuant to Rule 13d-4


      10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          19.5%


      12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IA





     CUSIP: 971867205                                                Page 2 of 8

      1   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Income Fund of America, Inc.
          06-0867264

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
          INSTRUCTIONS)                                                 (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland


                   5   SOLE VOTING POWER

                       2,150,517


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       NONE
        PERSON
        WITH:

                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,150,517


      10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          10.6%


      12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IV



     CUSIP: 971867205                                                Page 3 of 8

      1   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Bond Fund of America
          95-2884967

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
          INSTRUCTIONS)                                                 (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Maryland


                   5   SOLE VOTING POWER

                       1,601,967


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       NONE
        PERSON
        WITH:

                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,601,967


      10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)



      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.9%


      12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IV





     CUSIP: 971867205                                                Page 4 of 8

                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                    Schedule 13G
                      Under the Securities Exchange Act of 1934


     Amendment No. 3

     Item 1(a)   Name of issuer:
            Wilshire Financial Services Group, Inc.

     Item 1(b)   Address of issuer's principal executive offices:
            1776 SW Madison Street
            Portland, OR  97205

     Item 2(a)   Name of person(s) filing:
            Capital Research and Management Company, The Income Fund of America, Inc. and The Bond Fund of America

     Item 2(b)   Address or principal business office or, if none, residence:
            333 South Hope Street
            Los Angeles, CA  90071

     Item 2(c)   Citizenship:   N/A

     Item 2(d)   Title of class of securities:
            Common Stock

     Item 2(e)   CUSIP No.:
            971867205

     Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filings is a:
            (d)   [X]   Investment Company registered under section 8 of the
                 Investment Company Act of 1940 (15 U.S.C. 80a-8).
            (e)    [X]   An investment adviser in accordance with section
                 240.13d-1(b)(1)(ii)(E).

     Item 4   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            See pages 2 to 4

            (a)    Amount beneficially owned:
            (b)    Percent of class:
            (c)    Number of shares as to which the person has:
            (i)    Sole power to vote or to direct the vote:
            (ii)   Shared power to vote or to direct the vote:
            (iii)  Sole power to dispose or to direct the disposition of:
            (iv)   Shared power to dispose or to direct the disposition of:






     CUSIP: 971867205                                                Page 5 of 8

            Capital Research and Management Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 3,959,160 shares or 19.5% of the 20,274,458 shares of Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

            The Income Fund of America, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company, is the beneficial owner of 2,150,517 shares or 10.6% of the 20,274,458 shares of Common Stock believed to be outstanding.

            The Bond Fund of America, an investment company registered under the Investment Company Act of 1940, which is advised by Capital Research and Management Company, is the beneficial owner of 1,601,967 shares or 7.9% of the 20,274,458 shares of Common Stock believed to be outstanding.

     Item 5 Ownership of 5 percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [ ]

     Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

     Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.: N/A

     Item 8   Identification and Classification of Members of the Group:  N/A

     Item 9   Notice of Dissolution of Group:  N/A

     Item 10   Certification

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.












     CUSIP: 971867205                                                Page 6 of 8

        Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



             Date:          February 11, 2002


             Signature:     *Paul G. Haaga, Jr.

             Name/Title:    Paul G. Haaga, Jr., Executive Vice
                            President

                            Capital Research and Management Company


             Date:          February 11, 2002


             Signature:     *Paul G. Haaga, Jr.

             Name/Title:    Paul G. Haaga, Jr., Senior Vice President

                            The Income Fund of America, Inc.


             Date:          February 11, 2002


             Signature:     *Paul G. Haaga, Jr.

             Name/Title:    Paul G. Haaga, Jr., Chairman

                            The Bond Fund of America




             *By    /s/ James P. Ryan

                    James P. Ryan
                    Attorney-in-fact

                    Signed pursuant to a Power of Attorney dated January 9, 2002 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on January 10, 2002 with respect to HotJobs.Com, Ltd.














     CUSIP: 971867205                                                Page 7 of 8

                                      AGREEMENT

                                   Los Angeles, CA
                                  February 11, 2002


       Capital Research and Management Company ("CRMC"), The Income Fund of America, Inc. ("IFA") and The Bond Fund of America ("BFA") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by Wilshire Financial Services Group, Inc.

       CRMC, IFA and BFA state that they are each entitled to individually use
     Schedule 13G pursuant to Rule 13d-1(c) of the Act.

       CRMC, IFA and BFA are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                      CAPITAL RESEARCH AND MANAGEMENT COMPANY

                      BY:              *Paul G. Haaga, Jr.

                                        Paul G. Haaga, Jr., Executive
                                        Vice President
                                        Capital Research and Management
                                        Company


                      THE INCOME FUND OF AMERICA, INC.

                      BY:              *Paul G. Haaga, Jr.

                                        Paul G. Haaga, Jr., Senior Vice
                                        President
                                        The Income Fund of America,
                                        Inc.


                      THE BOND FUND OF AMERICA

                      BY:              *Paul G. Haaga, Jr.

                                        Paul G. Haaga, Jr., Chairman
                                        The Bond Fund of America


     *By  /s/ James P. Ryan

          James P. Ryan
          Attorney-in-fact

          Signed pursuant to a Power of Attorney dated January 9, 2002 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on January 10, 2002 with respect to HotJobs.Com, Ltd.






     CUSIP: 971867205                                                Page 8 of 8